United Community Banks, Inc.

Investor Presentation

Second Quarter 2010



Jimmy C. Tallent
President & CEO

Strong Bank. Strong Service. Strong Future.

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & CRO

Cautionary Statement

United Community Banks.

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.



This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.



Highlights Second Quarter

- Credit
- Loan and Deposit Growth
- Core Earnings



LOAN PORTFOLIO & CREDIT QUALITY



Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*
  - *Ongoing stress testing… commenced in 2007*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*


Geographic Diversity

$ in millions



Eastern Tennessee — 5% $255
Gainesville MSA — 7% $343
Coastal Georgia — 7% $356
Western North Carolina — 15% $738
Atlanta MSA — 29% $1,374
North Georgia — 37% $1,808

0% 5% 10% 15% 20% 25% 30% 35% 40%



$1.4B Residential Mortgage 28%
$.8B Residential Construction 17%
$.1B Installment 3%
$2.6B Commercial 52%

Commercial Loans *(total $2.6 billion)*

Geographic Diversity

$ in millions


Eastern Tennessee
5% $140
Gainesville MSA
8% $202
Coastal Georgia
8% $210
Western North Carolina
8% $215
North Georgia
32% $807
Atlanta MSA
39% $989
0%
10%
20%
30%
40%


$.4B Comm Const 13%
$1.0B Owner Occupied 38%
$.8B Income Producing 32%
$.4B C & I 17%

Average Loan Size

CRE:	$450k
C&I:	$83k
Comm. Constr.	$710k



Commercial Real Estate *(by loan type)*

United Community Banks.

(in millions)

Loan Type	June 30, 2010 Amount	% of Total
Office Buildings	$ 402	23%
Small Businesses	397	22
Single-Unit Retail/Strip Centers	221	12
Small Warehouses/Storage	177	10
Churches	133	7
Hotels/Motels	105	6
Convenience Stores	82	5
Franchise / Restaurants	76	4
Multi-Residential Properties	65	4
Farmland	46	3
Multi-Unit Retail	38	2
Miscellaneous	38	2
Total Commercial Real Estate	$ 1,780	

Portfolio Characteristics

- 54% owner-occupied
- Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- 61% LTV (1)
- $450k average loan size

(1) Loan balance as of Jun 30, 2010 / most recent appraisal



Commercial Construction *(by loan type)*

(in millions)	Jun 30, 2010	
Loan Type	Amount	% of Total
Land Development – Vacant (Improved)	$ 129	38%
Raw Land – Vacant (Unimproved)	66	19
Commercial Land Development	56	16
Office Buildings	29	8
Retail Buildings	12	4
Churches	3	1
Miscellaneous	47	14
Total Commercial Construction	$ 342	

Portfolio Characteristics

- $710k Average loan size
- Average LTVs (1)
  - Land Dev-Improved: 63%
  - Raw Land-Unimpr: 48%
  - Comm Land Dev: 61%
  - Total: 61%

(1) Loan balance as of Jun 30, 2010 / most recent appraisal



Geographic Diversity

$ in millions



Eastern Tennessee
6% $85

Gainesville MSA
7% $92

Coastal Georgia
8% $103

Atlanta MSA
14% $190

Western North Carolina
26% $349

North Georgia
39% $537

| 0% | 5% | 11% | 16% | 22% | 27% | 33% | 38% | 44% |



$.4 B
Home Equity
27%

Avg loan size: $47k

$1.0B Mortgage
73%

Avg loan size: $97k

Origination Characteristics
- No broker loans
- No sub-prime / Alt-A
- Policy Max LTV: 80-85%
- 51% of HE Primary Lien



Residential Construction *(total $.8 billion)*

United Community Banks.

Geographic Diversity

$ in millions



Eastern Tennessee 2% $19
Gainesville MSA 3% $25
Coastal Georgia 5% $37
Western North Carolina 18% $148
Atlanta MSA 22% $183
North Georgia 50% $408
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55%



Land
$.2B Developing 26%
$.1B Raw 13%
$.3B Lot 38%
$.1B Sold 7%
$.1B Spec 16%
Construction

Average Loan Size

Spec:	$231k	Develop.:	$677k
Sold:	$150k	Raw:	$282k
		Lot:	$128k

Atlanta MSA *(residential construction)*

(in millions)

	2Q10	1Q10	2Q09	Variance 1Q10	Variance 2Q09
Acquisition & Development					
Developing Land	$ 52	$ 66	$ 124	$ (14)	$ (72)
Raw Land	32	43	63	(11)	(31)
Lot Loans	39	47	81	(8)	(42)
Total	**123**	**156**	**268**	**(33)**	**(145)**
Construction Loans					
Spec	50	58	127	(8)	(77)
Sold	10	14	29	(4)	(19)
Total	**60**	**72**	**156**	**(12)**	**(96)**
Total Res Construction	**$ 183**	**$ 228**	**$ 424**	**$ (45)**	**$ (241)**

North Georgia MSA *(residential construction)*

United Community Banks

(in millions)

	2Q10	1Q10	2Q09	Variance 1Q10	Variance 2Q09
Acquisition & Development					
Developing Land	$ 113	$ 148	$ 180	$ (35)	$ (67)
Raw Land	45	43	54	2	(9)
Lot Loans	181	189	204	(8)	(23)
Total	**339**	**380**	**438**	**(41)**	**(99)**
Construction Loans					
Spec	44	54	81	(10)	(37)
Sold	24	26	36	(2)	(12)
Total	**68**	**80**	**117**	**(12)**	**(49)**
Total Res Construction	**$ 407**	**$ 460**	**$ 555**	**$ (53)**	**$ (148)**

(in millions)

	2Q10	1Q10	4Q 09	3Q 09	2Q 09
Net Charge-offs	$ 61.3	$ 56.7	$ 84.6	$ 90.5	$ 58.3
as % of Average Loans	4.98%	4.51%	6.37%	6.57%	4.18%
Allowance for Loan Losses	$ 174.1	$ 173.9	$ 155.6	$ 150.2	$ 145.7
as % of Total Loans	3.57%	3.48%	3.02%	2.80%	2.64%
as % of NPLs	78	62	59	49	51
as % of NPLs – Adjusted [1]	**234**	**142**	**190**	**149**	**82**
Past Due Loans (30 – 89 Days)	**1.69%**	**2.17%**	**1.44%**	**2.02%**	**1.61%**
Non-Performing Loans	$ 224.3	$ 280.8	$ 264.1	$ 304.4	$ 287.8
OREO	123.9	136.3	120.8	110.6	104.8
Total NPAs	$ 348.2	$ 417.1	$ 384.9	$ 415.0	$ 392.6
as % of Total Assets	4.55%	5.32%	4.81%	4.91%	4.63%
as % of Loans & OREO	6.97	8.13	7.30	7.58	6.99

(1)   Excluding loans with no allocated reserve
(2)   Excluding loans with no allocated reserve and loans sold to Fletcher

Net Charge-offs by Loan Category



(in thousands)

| | 2Q10 | | % of Average Loans | | | |
	NCOs	% of Avg Loans	1Q10	4Q09	3Q09	LTM[1]
Commercial (sec. by RE)	$ 9,757	2.21 %	.45 %	.86 %	2.33 %	1.46 %
Commercial Construction	1,460	1.67	2.48	5.03	4.55	3.43
Commercial & Industrial	867	.85	4.31	.15	1.76	1.77
Total Commercial	**$ 12,084**	**1.91**	**1.33**	**1.36**	**2.57**	**1.79**
Residential Construction	41,515	18.71	17.32	23.87	21.31	20.30
Residential Mortgage	6,517	1.90	1.31	1.93	1.36	1.63
Consumer/ Installment	1,207	3.53	2.12	3.83	3.13	3.15
Total Net Charge-offs	**$ 61,323**	**4.98**	**4.51**	**6.37**	**6.57**	**5.61**

(1) Based on simple average of the four quarters



Net Charge-offs by Market

United Community Banks.

(in thousands)

	2Q10		% of Average Loans			
	NCOs	% of Avg Loans	1Q10	4Q09	3Q09	LTM[1]
MARKETS						
Atlanta MSA	$ 16,926	4.85 %	4.32 %	12.07 %	12.61 %	8.46 %
Gainesville MSA	2,547	3.01	1.92	2.49	1.60	2.26
North Georgia	28,100	6.19	6.51	3.57	4.74	5.25
Western North Carolina	7,194	3.86	1.96	5.11	1.98	3.23
Coastal Georgia	5,581	6.07	5.74	7.72	8.78	7.08
East Tennessee	975	1.53	0.55	3.67	1.30	1.76
Total	**$ 61,323**	**4.98**	**4.51**	**6.37**	**6.57**	**5.61**

Note: Dollars in thousands
(1) Based on simple average of the four quarters



NPAs by Loan Category and Market

United Community Banks.

(in thousands)

	2Q10		
	NPLs	OREO	Total NPAs
LOAN CATEGORY			
Commercial (sec. by RE)	$ 56,013	$ 13,297	$ 69,310
Commercial Construction	17,872	11,339	29,211
Commercial & Industrial	7,245	-	7,245
Total Commercial	**81,130**	**24,636**	**105,766**
Residential Construction	88,375	74,444	162,819
Residential Mortgage	53,175	24,830	78,005
Consumer/ Installment	1,655	-	1,655
Total	**$ 224,335**	**$ 123,910**	**$ 348,245**

	2Q10		
	NPLs	OREO	Total NPAs
MARKETS			
Atlanta MSA	$ 74,031	$ 30,605	$ 104,636
Gainesville MSA	10,730	2,750	13,480
North Georgia	102,198	60,597	162,795
Western N. Carolina	22,776	11,473	34,249
Coastal Georgia	8,341	16,548	24,889
East Tennessee	6,259	1,937	8,196
Total	**$ 224,335**	**$ 123,910**	**$ 348,245**





Core Earnings

In millions



$35.0
$30.0
$25.0
$20.0
$15.0
$16.5
$21.5
$26.7
$31.7
$29.9
$28.9
$29.4
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

NPA Sale in 2Q

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*	
Commercial	$ 29.4
Commercial Construction	11.3
Residential Construction	62.4
Total	$ 103.1

MARKETS *(in millions)*	
Atlanta	$ 10.7
Gainesville	13.5
N. Georgia	50.0
Coastal Georgia	7.6
North Carolina	21.3
	$ 103.1

NPA Sale – Fair Value Accounting

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Reg. Capital" (DTA)

(in millions)

	Income Statement		Capital Surplus
Fair Value of Warrants / Option	$ (39.8)		$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)		
Closing Costs	(1.0)		
Total Charge to Expense	(45.3)		
Tax Benefit	15.3		
Impact on Net Loss	$ (30.0)		$ 39.8
Impact on GAAP Equity		$ +9.8	



Core Earnings Summary

United Community Banks.

(In Thousands)	2Q10	Variance 1Q10	Variance 2Q09
Net Interest Revenue	**$ 61,627**	**$ 348**	**$ 745**
Core Fee Revenue	11,579	74	(437)
Gross Revenue	**73,206**	**422**	**308**
Core Operating Expense (Excl OREO)	43,768	(139)	(2,405)
Pre-Tax, Pre-Credit (Core)	**$ 29,438**	**$ 561**	**$ 2,713**

Net Interest Margin	**3.60 %**	**.11 %**	**.32 %**

Net Interest Margin

United Community Banks.



5.0%
4.0%
3.0%
2.0%
1.0%
.0%
3.80%
3.97%
4.04%
4.15%
4.24%
3.28%
3.39%
3.40%
3.49%
3.60%
2Q09
3Q09
4Q09
1Q10
2Q10
NIM
Credit Costs – Impacting Margin(1)

(1) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Margin improvement
  11 bps vs. 1Q10
  32 bps vs. 2Q09
- Improved CD pricing
- Maintained loan pricing
- Excess liquidity – lowered margin by 13 bps in 2Q



($ in millions)

	2Q10	1Q10	2Q09
Demand / NOW	$ 1,561	$ 1,489	$ 1,523
MMDA / Savings	930	908	744
Core Transaction	**2,491**	**2,397**	**2,267**
	10% Annualized Growth		
Time < $100,000	1,569	1,636	1,985
Public Deposits	564	611	482
Total Core	**4,624**	**4,644**	**4,734**
Time >$100,000	1,028	1,059	1,293
Public Deposits	66	73	59
Total Customer	**5,718**	**5,776**	**6,086**
Brokered Deposits	612	711	763
Total Deposits	$ **6,330**	$ **6,487**	$ **6,849**



As of June 30, 2010

Net Operating Loss – From Continuing Operations

United Community Banks.

Second Quarter 2010

(In Thousands)

	2Q10	1Q10	2Q09
Pre-Tax, Pre-Credit (Core)	**$ 29,438**	**$ 28,877**	**$ 26,725**
Provision for Loan Loss	(61,500)	(75,000)	(60,000)
Loss on Sale of NPA's	(45,349)	-	-
Foreclosed Property Costs:			
Write-downs	(11,192)	(8,097)	(2,618)
Maintenance, Taxes, Etc.	(3,348)	(2,716)	(3,119)
Securities Gains (Losses), Net	-	61	(711)
Special FDIC Assessment	-	-	(3,800)
BOLI Surrender Loss - Reversed	-	-	2,000
Income Taxes - Benefit	32,419	22,417	18,394
Net Operating Loss	**(59,532)**	**(34,458)**	**(23,129)**

Net Operating Loss per Share	**(.66)**	**(.39)**	**(.53)**

Net Loss

Second Quarter 2010

(In Thousands)

	2Q10	1Q10	2Q09
Net Operating Loss	**$ (59,532)**	**$ (34,458)**	**$ (23,129)**
Earnings /(Loss) from Discounted Operations	-	(101)	66
Gain from Sale of Subsidiary, Net	-	1,266	-
Gain on SCB (pre-tax $11.4m)	-	-	7,062
Net Loss	**(59,532)**	**(33,293)**	**(16,001)**
Preferred Stock Dividend (TARP)	(2,577)	(2,572)	(2,559)
Net Loss per Share	**(.66)**	**(.38)**	**(.38)**
Book Value	**$ 7.71**	**$ 7.95**	**$ 13.87**
Tangible Book Value	**5.39**	**5.62**	**8.85**



	Well-Capitalized	JUN '10	MAR '10	JUN '09
Tier 1 RBC	6%	11.1 %	11.7 %	10.4 %
Total RBC	10%	13.8	14.4	13.1
Leverage	5%	7.7	8.1	7.7
Tangible Equity to Assets		9.3	9.4	8.0
Tangible Common to Assets		6.9	7.1	5.8



APPENDIX

United Community Banks.

UNITED

United at a Glance

United Community Banks.



NASHVILLE
Davidson
Smith
Wilson
Putnam
Dekalb
White
Cumberland
Rutherford
Cannon
Warren
Van Buren
Bledsoe
Rhea
Coffee
Grundy
Sequatchie
Meigs
Marion
Hamilton
CHATTANOOGA
Bradley
Polk
McMinn
Monroe
Blount
Loudon
Roane
Morgan
Anderson
Knox
KNOXVILLE
Union
Grainger
Hamblen
Jefferson
Cocke
Sevier
Hawkins
Sullivan
Johnson
Washington
Carter
Greene
Unicoi
TENNESSEE
Mitchell
Avery
Watauga
Caldwell
Yancey
Madison
Burke
McDowell
Buncombe
ASHEVILLE
NORTH CAROLINA
Haywood
Rutherford
Polk
Cleveland
Henderson
Transylvania
Jackson
Swain
Graham
Macon
Cherokee
Clay
SOUTH CAROLINA
Beaufort
Jasper
HILTON HEAD ISLAND
Effingham
SAVANNAH
Bryan
Chatham
Liberty
McIntosh
COASTAL GEORGIA
Glynn
ST. SIMONS
Pierce
Brantley
Ware
Charlton
Camden
Nassau
Baker
Duval
JACKSONVILLE
FLORIDA
Clay
Saint Johns
Greenville
Pickens
GREENVILLE
Spartanburg
Oconee
SOUTH CAROLINA
Anderson
Abbeville
Dade
Catoosa
Walker
Whitfield
Murray
Gilmer
Fannin
Union
Towns
Rabun
Habersham
White
Lumpkin
Stephens
Dawson
Pickens
Gordon
Chattooga
Floyd
Bartow
Cherokee
Forsyth
Hall
Banks
Franklin
Hart
Jackson
Madison
Elbert
GEORGIA
Barrow
Clarke
Oconee
Gwinnett
Polk
Haralson
Paulding
Cobb
Douglas
Fulton
Dekalb
ATLANTA
Walton
Rockdale
Clayton
Newton
Henry
Carroll
Fayette
Coweta
Heard
Spalding
Butts
Jasper
Meriwether
Pike
Lamar

Assets	$7.7 Billion		Banks	27
Deposits	$6.3 Billion		Offices	106



Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	37
Guy Freeman	Chief Operating Officer	1994	50
Rex Schuette	Chief Financial Officer	2001	33
David Shearrow	Chief Risk Officer	2007	29
Glenn White	President, Atlanta Region	2007	36
Craig Metz	Marketing	2002	18
Bill Gilbert	Retail Banking	2000	34

United Community Banks.

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.7 billion bank*

- **Service is point of differentiation**
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95+% satisfaction rate

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

Robust Demographics *(fast growing markets)*



Markets[1]	Population (in thousands)	Population Growth (%) Actual 2000 - 2009	Population Growth (%) Projected 2009 - 2014
North Georgia	396	24	10
Atlanta MSA	5,544	31	13
Gainesville MSA	187	34	15
Coastal Georgia	370	10	5
Western North Carolina	425	11	5
East Tennessee	850	13	6
Total Markets			
Georgia	9,933	21	9
North Carolina	9,370	16	8
Tennessee	6,297	11	5
United States	309,732	10	5

[1] Population data is for 2009 and includes those markets where United takes deposits.
Source: SNL

Margin – Credit Costs



.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.52%
.58%
.64%
.66%
.64%
.19%
.16%
.20%
.20%
.19%
.23%
.27%
.27%
.26%
.25%
.10%
.15%
.17%
.20%
.20%
2Q 09
3Q09
4Q09
1Q10
2Q10
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit cycle – significant drag on margin and earnings
- Lost interest (avg. yield) on loans charged off
- Carry costs high with level of NPAs
- Cost 2Q10 vs. Historical – 52 bps (annual earnings impact of $36 million)

Market Share Opportunities

(excellent growth prospects)



Markets	Market Deposits (in billions)[1]	United Deposits	Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$ 8.5	$ 2.4	11	23	31 %	1
Atlanta MSA	55.2	1.9	10	38	4	7
Gainesville MSA	2.6	.3	1	6	13	4
Coastal Georgia	7.5	.4	2	9	5	8
Western North Carolina	7.3	1.0	1	20	14	3
East Tennessee	14.4	.3	2	10	3	7
Total Markets	**$ 95.5**	**$ 6.3**	**27**	**106**		

[1] *FDIC deposit market share and rank as of 6/09 for markets where United takes deposits.*
Source: SNL and FDIC

Leading Demographics



Rank	Ticker	Company[1]	State	Total Assets ($ B)	2009 - 2014 Population Growth [2]
1	WAL	Western Alliance Bancorporation	NV	$ 6.1	11.25 %
2	WTNY	Whitney Holding Corporation	LA	11.6	9.75
3	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.7**	**9.65**
4	CFR	Cullen/Frost Bankers, Inc.	TX	16.8	9.20
5	PNFP	Pinnacle Financial Partners, Inc.	TN	5.0	8.80
6	SBIB	Sterling Bancshares, Inc.	TX	5.0	8.70
7	IBOC	International Bancshares Corporation	TX	10.8	8.05
8	PRSP	Prosperity Bancshares, Inc.	TX	9.2	7.70
9	FCNCA	First Citizens BancShares, Inc.	NC	21.2	7.20
10	GBCI	Glacier Bancorp, Inc.	MT	6.2	6.60
11	CVBF	CVB Financial Corp.	CA	6.8	6.50
12	CBC	Capitol Bancorp Ltd.	MI	5.1	6.45
13	TCBI	Texas Capital Bancshares, Inc.	TX	5.5	6.35
14	SNV	Synovus Financial Corp.	GA	32.4	5.85
15	BOKF	BOK Financial Corporation	OK	23.5	5.80

Note: Financial information as of March 31, 2010
(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of March 31, 2010
(2) Population growth weighted by county (cumulative)
Data Source: SNL Financial

Small Business Market Growth

United Community Banks.

Number of Businesses with 1 – 49 Employees

***Markets*[1]**	***2000***	***2006***	**Small Business Growth (%)**	**Population Growth 2000 - 2009 (%)**
North Georgia	6,453	7,693	19	24
Atlanta MSA	**70,893**	**126,200**	**78**	**31**
Gainesville MSA	3,158	3,824	21	34
Coastal Georgia	9,441	10,210	8	10
Western North Carolina	10,274	11,544	12	11
East Tennessee	16,273	17,839	10	13

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] ***Population data is for 2009, SNL;***
Business demographics, U.S. Census Statistics of U.S. Businesses, 2008 & 2006; County Business Patterns 2000-2006



Performing Classified Loans

(in millions)	2Q10		1Q10		4Q09		3Q09		2Q09	
LOANS BY CATEGORY										
Commercial (Sec. by RE)	$	141	$	152	$	124	$	93	$	70
Commercial Construction		78		75		51		51		36
Commercial & Industrial		22		35		34		35		12
TOTAL COMMERCIAL	**$**	**241**	**$**	**262**	**$**	**209**	**$**	**179**	**$**	**118**
Consumer / Installment		4		4		4		3		3
Residential Construction		149		154		197		208		148
Residential Mortgage		80		81		79		83		72
LOANS	**$**	**474**	**$**	**501**	**$**	**489**	**$**	**473**	**$**	**341**



Business Mix Loans *(at quarter-end)*

United Community Banks.

(in millions)	2Q10	1Q10	4Q09	3Q09	2Q09	2Q10 Year Over Year
LOANS BY CATEGORY						
Commercial (sec. by R/E)	$ 1,780	$ 1,765	$ 1,779	$ 1,787	$ 1,797	$ (17)
Commercial Construction	342	357	363	380	379	(37)
Commercial & Industrial	441	381	390	403	399	42
Total Commercial	**2,563**	**2,503**	**2,532**	**2,570**	**2,575**	**(12)**
Residential Construction	820	960	1,050	1,185	1,315	(495)
Residential Mortgage	1,356	1,390	1,427	1,461	1,470	(114)
Consumer / Installment	134	139	142	147	153	(19)
TOTAL LOANS	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ 5,363**	**$ 5,513**	**$ (640)**

Business Mix Loans *(at year-end)*



(in millions)	2009	2008	2007	2006	2005
LOANS BY CATEGORY					
Commercial (sec. by R/E)	$ 1,779	$ 1,627	$ 1,476	$ 1,230	$ 1,055
Commercial Construction	363	500	527	469	359
Commercial & Industrial	390	410	418	296	237
Total Commercial	**2,532**	**2,537**	**2,421**	**1,995**	**1,651**
Residential Construction	1,050	1,479	1,829	1,864	1,380
Residential Mortgage	1,427	1,526	1,502	1,338	1,206
Consumer / Installment	142	163	177	180	161
TOTAL LOANS	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**

Residential Construction – Total Company



(in millions)	2Q10		1Q10		4Q09		3Q09		2Q09	
Land Loans										
Developing Land	$	214	$	290	$	332	$	380	$	413
Raw Land		110		124		127		159		159
Lot Loans		311		321		336		336		369
Total		**635**		**735**		**795**		**875**		**941**
Construction Loans										
Spec		125		153		178		218		268
Sold		60		72		77		92		106
Total		**185**		**225**		**255**		**310**		**374**
Total Res Construction	$	**820**	$	**960**	$	**1,050**	$	**1,185**	$	**1,315**
By Region										
Atlanta	$	183	$	228		255		328		424
Gainesville MSA		25		42		51		56		61
North Georgia		408		460		503		534		557
North Carolina		148		151		156		161		160
Coastal Georgia		37		55		60		77		80
Tennessee		19		24		25		29		33
	$	820	$	960	$	1,050	$	1,185	$	1,315

Residential Construction – Atlanta MSA



(in millions)	2Q10	1Q10	4Q09	3Q09	2Q09
Land Loans					
Developing Land	$ 52	$ 66	$ 76	$ 100	$ 124
Raw Land	32	43	43	61	63
Lot Loans	39	47	52	54	81
Total	**123**	**156**	**171**	**215**	**268**
Construction Loans					
Spec	50	58	68	91	127
Sold	10	14	16	22	29
Total	**60**	**72**	**84**	**113**	**156**
Total Res Construction	**$ 183**	**$ 228**	**$ 255**	**$ 328**	**$ 424**

Residential Construction – North Georgia



(in millions)	2Q10	1Q10	4Q09	3Q09	2Q09
Land Loans					
Developing Land	$ 113	$ 148	$ 172	$ 179	$ 180
Raw Land	45	43	45	56	54
Lot Loans	181	189	197	198	204
Total	**339**	**380**	**414**	**433**	**438**
Construction Loans					
Spec	44	54	61	71	81
Sold	24	26	27	30	36
Total	**68**	**80**	**88**	**101**	**117**
Total Res Construction	**$ 407**	**$ 460**	**$ 502**	**$ 534**	**$ 555**

Loans – Markets Served *(at quarter-end)*



(in millions)	2Q10	1Q10	4Q09	3Q09	2Q09
LOANS BY MARKET					
Atlanta MSA	$ 1,373	$ 1,404	$ 1,435	$ 1,526	$ 1,605
Gainesville MSA	343	372	390	402	413
North Georgia	1,808	1,814	1,884	1,942	1,978
Western North Carolina	738	756	772	786	794
Coastal Georgia	356	388	405	440	455
East Tennessee	255	258	265	267	268
Total	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ 5,363**	**$ 5,513**



Loans – Markets Served *(at year-end)*

(in millions)	2009	2008	2007	2006	2005
LOANS BY MARKET					
Atlanta MSA	$ 1,435	$ 1,706	$ 2,002	$ 1,651	$ 1,207
Gainesville MSA	390	420	400	354	249
North Georgia	1,884	2,040	2,060	2,034	1,790
Western North Carolina	772	810	806	773	668
Coastal Georgia	405	464	415	358	306
East Tennessee	265	265	246	207	178
Total	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**



(in millions)

- Legal lending limit $196

- House lending limit   20

- Top 25 relationships   425
  - 8.7% of total loans

- Regional credit review
  - Standard Underwriting



NPAs by Loan Category, Market, and Activity

United Community Banks.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [(1)]

(in thousands)	Second Quarter 2010 Non-performing Loans	Second Quarter 2010 Foreclosed Properties	Second Quarter 2010 Total NPAs	First Quarter 2010 Non-performing Loans	First Quarter 2010 Foreclosed Properties	First Quarter 2010 Total NPAs	Fourth Quarter 2009 Non-performing Loans	Fourth Quarter 2009 Foreclosed Properties	Fourth Quarter 2009 Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 56,013	$ 13,297	$ 69,310	$ 45,918	$ 21,597	$ 67,515	$ 37,040	$ 15,842	$ 52,882
Commercial construction	17,872	11,339	29,211	23,556	14,285	37,841	19,976	9,761	29,737
Commercial & industrial	7,245	-	7,245	3,610	-	3,610	3,946	-	3,946
Total commercial	81,130	24,636	105,766	73,084	35,882	108,966	60,962	25,603	86,565
Residential construction	88,375	74,444	162,819	147,326	74,220	221,546	142,332	76,519	218,851
Residential mortgage	53,175	24,830	78,005	57,920	26,173	84,093	58,767	18,648	77,415
Consumer / installment	1,655	-	1,655	2,472	-	2,472	2,031	-	2,031
Total NPAs	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
NPAs BY MARKET									
Atlanta MSA	$ 74,031	$ 30,605	$ 104,636	$ 81,914	$ 36,951	$ 118,865	$ 106,536	$ 41,125	$ 147,661
Gainesville MSA	10,730	2,750	13,480	17,058	3,192	20,250	5,074	2,614	7,688
North Georgia	102,198	60,597	162,795	109,280	63,128	172,408	87,598	53,072	140,670
Western North Carolina	22,776	11,473	34,249	31,353	8,588	39,941	29,610	5,096	34,706
Coastal Georgia	8,341	16,548	24,889	33,438	21,871	55,309	26,871	17,150	44,021
East Tennessee	6,259	1,937	8,196	7,759	2,545	10,304	8,403	1,713	10,116
Total NPAs	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
NPA ACTIVITY									
Beginning Balance	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991
Loans placed on non-accrual	155,007	-	155,007	139,030	-	139,030	174,898	-	174,898
Payments received	(12,189)	-	(12,189)	(5,733)	-	(5,733)	(26,935)	-	(26,935)
Loan charge-offs	(62,693)	-	(62,693)	(58,897)	-	(58,897)	(88,427)	-	(88,427)
Foreclosures	(66,994)	66,994	-	(49,233)	49,233	-	(79,983)	79,983	-
Capitalized costs	-	305	305	-	320	320	-	981	981
Note / property sales	(69,598)	(68,472)	(138,070)	(8,457)	(25,951)	(34,408)	(19,842)	(61,228)	(81,070)
Write downs	-	(6,094)	(6,094)	-	(4,579)	(4,579)	-	(2,209)	(2,209)
Net losses on sales	-	(5,098)	(5,098)	-	(3,518)	(3,518)	-	(7,367)	(7,367)
Ending Balance	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862



Net Charge-offs by Category and Market

United Community Banks.

(in thousands)	Second Quarter 2010 Net Charge-Offs	Second Quarter 2010 Net Charge-Offs to Average Loans (2)	First Quarter 2010 Net Charge-Offs	First Quarter 2010 Net Charge-Offs to Average Loans (2)	Fourth Quarter 2009 Net Charge-Offs	Fourth Quarter 2009 Net Charge-Offs to Average Loans (2)
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 9,757	2.21 %	$ 1,964	.45 %	$ 3,896	.86 %
Commercial construction	1,460	1.67	2,206	2.48	4,717	5.03
Commercial & industrial	867	.85	4,110	4.31	153	.15
Total commercial	12,084	1.91	8,280	1.33	8,766	1.36
Residential construction	41,515	18.71	43,100	17.32	67,393	23.87
Residential mortgage	6,517	1.90	4,551	1.31	7,026	1.93
Consumer / installment	1,207	3.53	737	2.12	1,400	3.83
Total	$ 61,323	4.98	$ 56,668	4.51	$ 84,585	6.37
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 16,926	4.85 %	$ 15,545	4.32 %	$ 43,595	12.07 %
Gainesville MSA	2,547	3.01	1,675	1.92	2,273	2.49
North Georgia	28,100	6.19	29,747	6.51	18,057	3.57
Western North Carolina	7,194	3.86	3,695	1.96	10,091	5.11
Coastal Georgia	5,581	6.07	5,649	5.74	8,109	7.72
East Tennessee	975	1.53	357	.55	2,460	3.67
Total	$ 61,323	4.98	$ 56,668	4.51	$ 84,585	6.37

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank

(2) Annualized.

Liquidity – Loans / Deposits



(in millions)

	2Q 10	1Q 09	2Q 09	Variance vs 1Q 10	vs 2Q 09
Loans	$ 4,873	$ 4,992	$ 5,513	$ (119)	$ (640)
Core (DDA, MMDA, Savings)	2,491	2,397	2,267	94	224
Public Funds	630	685	541	(55)	89
CD's	2,597	2,695	3278	(98)	(681)
Total Deposits (excl Brokered)	$ 5,718	$ 5,777	$ 6,086	$ (59)	$ (368)
Loan to Deposit Ratio	**85%**	**86%**	**91%**		
Investment Securities	1,488	1,527	1,817	$ (39)	$ (329)
Percent of Assets	**19%**	**19%**	**21%**		
Commercial & Short-Term Paper	$ 148	$ 183	$ -	$ (35)	$ 148
Other Interest Bearing Deposits	105	100	70	5	35
Excess Fed Reserve	43	40	28	3	15
Total Excess Liquidity	$ 296	$ 323	$ 98	$ (27)	$ 198



Liquidity – Wholesale Borrowings

(in millions)	Unused Capacity	2Q10	1Q10	2Q09	Variance vs 1Q 10	Variance vs 2Q 09
Brokered Deposits	$ 1,301	$ 612	$ 711	$ 763	$ (99)	$ (151)
FHLB	867	104	114	283	(10)	(179)
Fed Funds	100	-	-	-	-	-
Other Wholesale	290	104	102	252	2	(148)
Total	$ 2,558	**$ 820**	**$ 927**	**$ 1,298**	**$ (107)**	**$ (478)**
Sub-Debt		$ 96	$ 96	$ 96	$ -	$ -
Trust Preferred Securities		55	54	54	1	1
Total Long-Term Debt		**$ 151**	**$ 150**	**$ 150**	**$ 1**	**$ 1**



Business Mix – Deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	2Q10	1Q10	4Q09	3Q09	2Q09
Demand & Now	$ 1,561	$ 1,489	$ 1,465	$ 1,481	$ 1,523
MMDA & Savings	930	908	879	858	744
Core Transaction Deposits	**2,491**	**2,397**	**2,344**	**2,339**	**2,267**
Time < $100,000	1,569	1,636	1,740	1,848	1,985
Public Deposits	564	611	597	557	482
Total Core Deposits	**4,624**	**4,644**	**4,681**	**4,744**	**4,734**
Time > $100,000	1,028	1,059	1,138	1,187	1,293
Public Deposits	66	73	49	50	59
Total Customer Deposits	**5,718**	**5,776**	**5,869**	**5,981**	**6,086**
Brokered Deposits	612	711	759	840	763
Total Deposits	**$ 6,330**	**$ 6,487**	**$ 6,628**	**$ 6,821**	**$ 6,849**

Core Transaction Deposits



Geographic Diversity



$ in millions



Core Transactions / Total Deposits (%)		
	2Q10	2Q09
Atlanta MSA	48.0 %	38.5 %
North Georgia	28.3	24.7
Western NC	46.2	40.9
Gainesville MSA	49.0	39.8
Coastal GA	38.7	36.2
Eastern TN	38.2	29.6
Total	**39.4 %**	**33.1 %**

Analyst Coverage



FBR Capital

(Market Perform - Apr 22, 2010)

FIG Partners

(Outperform - Apr 26, 2010)

Guggenheim Securities, LLC

(Neutral - Jun 10, 2010)

Keefe, Bruyette & Woods

(Market Perform - Apr 23, 2010)

Macquarie Capital (USA)

(Neutral - Apr 22, 2010)

Raymond James & Assoc.

(Outperform 2 - Jun 18, 2010)

Sandler O'Neill & Partners

(Hold - Jun 28, 2010)

Soleil (Tenner Investment Research)

(Hold - Apr 26, 2010)

Stephens, Inc.

(Equal Weight - May 10, 2010)

Sterne Agee & Leach, Inc.

(Neutral - Apr 22, 2010)

SunTrust Robinson Humphrey

(Buy - Apr 22, 2010)

Southern Community Bank

($ in millions)

- Purchased – June 19, 2009
- Nine years old – Enhances presence in southside metro Atlanta markets
- Four banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties
- 54 employees (Reduced by 17 after conversion in September 2009)
- $208 in customer deposits, including $53 core deposits
- FDIC assisted transaction: 80% guarantee on $109 loss threshold, 95% above
  - Fully discounted bid with no credit exposure
  - Accounted for credit related items (at FMV) as “covered assets” on balance sheet

	2Q10	1Q10	4Q09	2Q09
Loans	$ 81	$ 79	$ 85	$ 110
OREO	33	32	34	25
FDIC receivable	43	58	67	95
Total Covered Assets	$157	$169	$ 186	$ 230

  - Pre-tax gain on acquisition of $11.4
- Accretive to earnings per share

Non-GAAP Reconciliation Tables



(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	2Q 10	**1Q 10**	**2Q09**
***Core fee revenue reconciliation*[1]**			
Core fee revenue	$ 11,579	$ 11,605	$ 12,016
Securities gains (losses), net	-	61	(711)
SCB Acquisition Gain	-	-	11,390
Fee Revenue (GAAP)	**$ 11,579**	**$ 11,666**	**$ 22,695**
***Core operating expense reconciliation*[1]**			
Core operating expense	$ 43,768	$ 44,007	$ 46,173
Foreclosed property expense	14,540	10,813	5,737
Special FDIC Assessment	-	-	3,800
Loss from sale of nonperforming assets	45,349	-	(2,000)
Operating expense (GAAP)	**$ 103,657**	**$ 54,820**	**$ 53,710**
***Diluted loss per common share reconciliation*[1]**			
Diluted operating loss per common share	$ (.66)	$ (.39)	$ (.53)
Gain from acquisition	-	-	0
Diluted loss per common share (GAAP)	**$ (.66)**	**$ (.39)**	**$ (.38)**

(1) From continuing operations

Non-GAAP Reconciliation Tables



	Operating Earnings to GAAP Earnings Reconciliation		
	2Q 10	**1Q 10**	**2Q 09**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	4.24 %	4.15 %	3.80 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.64)	(.66)	(.52)
Net interest margin	**3.60 %**	**3.49 %**	**3.28 %**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	6.91 %	7.13 %	5.77 %
Effect of preferred equity	2.35	2.26	2.19
Tangible equity to tangible assets	**9.26**	**9.39**	**7.96**
Effect of goodwill and other intangibles	2.58	2.51	2.75
Equity to assets (GAAP)	**11.84 %**	**11.90 %**	**10.71 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	9.97 %	10.03 %	7.49 %
Effect of preferred equity	3.41	3.29	2.99
Tangible equity to risk weighted assets	13.38	13.32	10.48
Effect of other comprehensive income	(.87)	(.85)	(.72)
Effect of trust preferred	1.03	1.00	.90
Effect of deferred tax asset limitation	(2.47)	(1.75)	(.22)
Tier I capital ratio (Regulatory)	**11.07 %**	**11.72 %**	**10.44 %**

United Community Banks, Inc.

Investor Presentation

Second Quarter 2010

